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                                                               November 14, 2002


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549


                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                              Columbia Energy Group
                               801 East 86th Avenue
                             Merrillville, IN 46410

                                File No. 70-8925
                                File No. 70-9129
                                File No. 70-9359


Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated April 17, 1998 (in File No. 70-8925), December 22, 1997 (in File No. 70-9129), and June 8,
1999 (in File No. 70-9359) authorizing the financing transactions as more fully described in the Applications/Declarations in those proceedings, the undersigned hereby certifies to the Commission that:


                        Confidential treatment requested.



                              Very truly yours,

                              Columbia Energy Group

                              By:   /s/ Jeffrey W. Grossman
                                    --------------------------------------------
                                     Jeffrey W. Grossman
                                     Vice President and Controller